SOAR TECHNOLOGIES INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

SOAR TECHNOLOGIES INC.

TABLE OF CONTENTS





BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT ACCOUNTANTS' REPORT

To the Shareholders of
Soar Technologies Inc.

We have reviewed the accompanying financial statements of Soar Technologies Inc., which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year ended December 31, 2025 and the period from February 20, 2024 (Inception) to December 31, 2024 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Soar Technologies Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.



BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 4 to the financial statements, the Company has not yet generated revenues or profits since inception. For the year ended December 31, 2025 and the period from February 20, 2024 (Inception) to December 31, 2024, the Company has sustained net losses of $47,849 and $39,144, respectively. As of December 31, 2025 and 2024, the Company had an accumulated deficit of $86,991 and $39,144, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BAS Partners LLC

Pembroke Pines, Florida
March 6, 2026

SOAR TECHNOLOGIES INC.

BALANCE SHEETS

DECEMBER 31, 2025 AND 2024

ASSETS		AS AT DECEMBER 31, 2025		2024
Current Assets				
Cash	$	30,839	$	5,560
Prepaid expense		452		-
Total Current Assets		31,291		5,560
Deferred offering costs, net		29,858		-
Total assets	$	**61,149**	$	**5,560**
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)				
Current Liabilities				
Accounts payable	$	3,100	$	10,759
Credit card payable		3,950		-
Refundable customer deposit		34,000		21,400
Advances from stockholders		-		475
Total current liabilities		41,050		32,634
Total liabilities		41,050		32,634
Commitments and contingencies (Note 15)				
Shareholder's equity (deficit)				
Common stock, $0.00001 par value; 10,000,000 shares authorized, 7,000,000 shares issued and outstanding as of December 31, 2024; 100,000,000 shares authorized, 27,000,000 shares issued and outstanding as of December 31, 2025		270		70
Common stock subscribed, 57,744 shares		1		-
Additional paid-in-capital		106,819		12,000
Accumulated deficit		(86,991)		(39,144)
Total shareholders' equity (deficit)		20,099		(27,074)
Total liabilities and shareholders' equity (deficit)	$	**61,149**	$	**5,560**

The accompanying notes and accountants' review report.

3

SOAR TECHNOLOGIES INC.

STATEMENTS OF OPERATION

FOR THE YEARS ENDED DECEMBER 31, 2025 AND FOR THE PERIOD FROM

FEBRUARY 20, 2024 (INCEPTION) TO DECEMBER 31, 2024

	For the year ended December 31, 2025	For the period from February 20, 2024 (inception) to December 31, 2024
Net revenue earned	$ -	$ -
Cost of revenue earned	-	-
Gross profit	-	-
Operating Expenses:		
General and administrative	38,620	13,885
Sales and marketing	9,229	25,259
Total Operating Expense	47,849	39,144
Loss from operations	(47,849)	(39,144)
Other Income/(Expenses):		
Other expense	-	-
Interest income	2	-
Total other income	2	-
Provision for income taxes	-	-
Net Loss	$ (47,847)	$ (39,144)
Net loss per share of common stock, basic and diluted (Note 3)	$ -	$ -
Weighted-average shares used in net loss per share calculation, basic and diluted	22,203,164	20,553,797

The accompanying notes and accountants' review report.

SOAR TECHNOLOGIES INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND

FOR THE PERIOD FROM FEBRUARY 20, 2024 (INCEPTION) TO DECEMBER 31, 2024

	Shareholders' Equity (Deficit)				
	Common Stock		Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balance, February 20, 2024 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock	7,000,000	70	-	-	70
Proceeds from SAFE instruments	-	-	12,000	-	12,000
Net loss	-	-	-	(39,144)	(39,144)
Balance at December 31, 2024	7,000,000	70	12,000	(39,144)	(27,074)
Issuance of common stock	2,000,000	20	-	-	20
Recapitalization and 3:1 stock split	18,000,000	180	(180)	-	-
Proceeds from SAFE instrument	-	-	55,000	-	55,000
Common stock subscribed (57,744 shares)	-	1	39,999	-	40,000
Net loss	-	-	-	(47,847)	(47,847)
Balance at December 31, 2025	**27,000,000**	**$ 271**	**$ 106,819**	**$ (86,991)**	**$ 20,099**

The accompanying notes and accountants' review report.

SOAR TECHNOLOGIES INC.
STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND FOR THE PERIOD FROM

FEBRUARY 20, 2024 (INCEPTION) TO DECEMBER 31, 2024

	For the year ended December 31, 2025	For the period from February 20, 2024 (inception) to December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (47,847)	$ (39,144)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses	(452)	-
Accounts payable	(7,659)	10,759
Credit card payable	3,950	-
Refundable customer deposits	12,600	21,400
Advances from stockholders	(475)	475
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(39,883)	(6,510)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common stock	20	70
Proceeds from issuance of SAFE instruments	55,000	12,000
Proceeds from common stock subscriptions	40,000	-
Payment of deferred offering costs	(29,858)	-
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	65,162	12,070
NET CHANGE IN CASH	25,279	5,560
CASH AT BEGINNING OF YEAR	5,560	-
CASH AT END OF YEAR	$ 30,839	$ 5,560

The accompanying notes and accountants' review report.

SOAR TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

NOTE 1 –DESCRIPTION OF BUSINESS

Soar Technologies Inc. (the "Company") was incorporated in the State of Delaware on February 20, 2024. The Company is headquartered in Covina, California. Soar is developing an aerial ridesharing platform that enables users to book short-haul, on-demand flights through a mobile application. The Company partners with aircraft owners and pilots operating under FAA Part 135 certification. As of December 31, 2025, Soar remains in the pre-revenue stage.

Liquidity and Capital Resources

Since its incorporation on February 20, 2024, the Company has devoted substantially all of its resources to business formation, developing its aerial ridesharing platform, forming strategic partnerships with aircraft owners and pilots under FAA Part 135 certification, refining its go-to-market model, and supporting general corporate operations. The Company has not yet generated any revenue and remains in the pre-revenue stage of development.

As of December 31, 2025, the Company had cash of $30,839 and an accumulated deficit of $86,991. The Company's operations to date have been funded primarily through the issuance of Simple Agreements for Future Equity ("SAFEs"), including $67,000 in total SAFE contributions raised through November 2025, and $40,000 in common stock subscription proceeds received in December 2025.

The Company's current monthly cash burn is approximately $4,000, which primarily includes administrative expenses, early-stage development, and vendor costs. Soar intends to maintain a lean cost structure until additional capital is secured. Management believes that the Company's existing cash balance, together with disciplined cost controls and additional capital raised through SAFEs and equity offerings, will be sufficient to fund operations for at least the next 12 months from the date the financial statements are issued.

The Company is currently engaged in a capital raise and intends to fund future operations through additional equity or SAFE financings. In 2025, the Company commenced a private offering of its Class B common stock in reliance on Regulation D, Rule 506(c) (the "Reg D Offering"). The Company expects to use any net proceeds received to fund product development, aircraft partner onboarding and compliance, insurance and regulatory costs, and working capital; there can be no assurance as to the timing or amount of proceeds the Company will raise.

If the Company is unable to secure sufficient additional funding, management may implement contingency plans such as extending vendor payment terms or accepting founder loans to sustain operations. The inability to raise additional capital on acceptable terms could materially and adversely affect the Company's business prospects and ability to execute on its development plan.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed assets and accounts receivable. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Account receivables

Accounts receivables are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company has not started any activities and therefore there are no accounts receivable at December 31, 2025.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash. The Company maintains its cash with a limited number of financial institutions, which may result in balances exceeding federally insured limits. Management does not believe the Company is exposed to significant credit risk as of the balance sheet date.

Prepaid Expenses

Prepaid expenses consist primarily of insurance premiums paid in advance. Prepaid amounts are expensed on a straight-line basis over the service period to which they relate.

SOAR TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred Offering Costs

The Company capitalizes incremental costs directly attributable to a proposed equity offering in accordance with ASC 340-10-S99-1. These costs include legal fees, consulting fees, advertising targeting accredited investors, design services, and software subscriptions incurred in connection with the Company's Regulation D offering. Upon completion of the offering, deferred offering costs will be reclassified as a reduction of the proceeds received and recorded as a charge against additional paid-in capital. If the offering is abandoned, the deferred costs will be expensed.

Refundable Customer Deposits

The Company receives fully refundable customer deposits in connection with a beta program. These deposits may be refunded upon customer request or applied to future services. In accordance with ASC 606, Revenue from Contracts with Customers, the Company assessed that the deposits do not represent enforceable contracts with performance obligations and therefore are not recognized as deferred revenue. They are presented as current liabilities until applied or refunded.

Advances from Stockholders

Advances from stockholders are accounted for as current liabilities when received to fund Company operations. These advances are typically non-interest-bearing and do not include formal repayment terms.

Convertible Instruments

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with applicable U.S. GAAP guidance, including ASC 480, Distinguishing Liabilities from Equity. SAFEs are classified as equity instruments when they do not include repayment obligations, interest, or maturity dates, and are settled through the issuance of equity upon a future financing or liquidity event. Upon issuance, the Company records the proceeds from such instruments within additional paid-in capital in stockholders' equity.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. The Company measures the fair value of stock options granted to employees and non-employees at the grant date using the Black-Scholes option-pricing model. Compensation cost is recognized on a straight-line basis over the requisite service period for each award. For awards with service inception dates prior to the grant date, the Company records a cumulative catch-up of compensation cost from the service inception date through the grant date upon grant. Forfeitures are recognized as they occur.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company applies ASC 842, Leases. The Company elected the short-term lease exemption for leases with an initial, non-cancelable term of 12 months or less and no purchase option reasonably certain to be exercised. For such leases, no right-of-use asset or lease liability is recognized, and lease expense is recognized on a straight-line basis over the lease term.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses since inception.

Segment Reporting

The Company operates in a single operating segment and a single geographical region, focused on the development of its aerial ridesharing platform within the United States.

Recently Issued Accounting Standards

During the year ended December 31, 2025, no new accounting standards were adopted that had a material impact on the Company's financial statements.

NOTE 3 – NET LOSS PER SHARE

Basic and diluted net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is the same as basic net loss per share for all periods presented because the inclusion of potentially dilutive securities would be anti-dilutive given the Company's net losses.

In October 2025, the Company effected a recapitalization and 3-for-1 stock split of its common stock, converting all outstanding Class A common stock into Class B common stock (see Note 7). In accordance with ASC 260-10-55-12, all share and per-share amounts for all periods presented have been retroactively adjusted to reflect the stock split.

NOTE 3 –NET LOSS PER SHARE (CONTINUED)

The following table sets forth the computation of basic and diluted net loss per share:

	2025	2024
Net operating loss	$ (47,847)	$ (39,144)
Weighted-average shares outstanding, basic and diluted (as adjusted)	22,200,000	20,553,797
Net loss per share, basic and diluted	$ -	$ -

The following potentially dilutive securities were excluded from the computation of diluted net loss per share because their inclusion would have been anti-dilutive:

	2025	2024
Stock options	705,000	-
Common stock subscribed but not issued	57,744	-
Total	**762,744**	**-**

NOTE 4 –GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is a pre-revenue stage company that has incurred operating losses and negative cash flows from operations since inception. As of December 31, 2025, the Company had an accumulated deficit of $86,991 and cash of $30,839, with no revenue-generating activities to date.

Management expects that the Company's existing cash resources will be sufficient to fund operations for more than 12 months from the date these financial statements are available to be issued, assuming continued cost controls and no material increase in expenditures. The Company has implemented lean operating practices and is actively pursuing additional financing, including the issuance of SAFEs and common stock under its Regulation D offering.

While the Company believes its existing resources and planned capital-raising activities will support its operations for the foreseeable future, there can be no assurance that such funding will be available on acceptable terms, or at all. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 5 –FAIR MARKET VALUE

The Company measures fair value in accordance with ASC 820, Fair Value Measurement, which establishes a three-level valuation hierarchy. As of December 31, 2025, the Company did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis. The Company's financial instruments, which consist primarily of cash, refundable customer deposits, and accounts payable, are recorded at historical cost. Management believes that the carrying values of these instruments approximate their fair values due to their short-term nature and settlement terms.

NOTE 6 –CASH

As of December 31, 2025, the Company held cash of $30,839 consisting primarily of funds deposited with JPMorgan Chase. The Company maintains its cash with federally insured financial institutions. Balances may exceed the FDIC insurance limit of $250,000. The Company considers the risk of loss to be remote.

NOTE 7 – PREPAID EXPENSE

As of December 31, 2025, prepaid expenses totaled $452 and consisted of prepaid aircraft insurance premiums that will be expensed over the remaining coverage period.

NOTE 8 – DEFERRED OFFERING COSTS

As of December 31, 2025, deferred offering costs totaled $29,858 and consisted of the following:

Legal and consulting fees	$	16,705
Technology development for offering platform		1,733
Advertising targeting accredited investors		10,810
Software subscriptions		610
Total deferred offering costs	**$**	**29,858**

These costs relate to the Company's Regulation D, Rule 506 (c) offering commenced in 2025, and represent direct, incremental costs of the offering. Upon completion of the offering, these costs will be netted against the gross proceeds as a reduction of additional paid-in capital in accordance with ASC 340-10-S99-1.

NOTE 9 – REFUNDABLE CUSTOMER DEPOSITS

As of December 31, 2025, refundable customer deposits totaled $34,000 from users participating in the Company's limited beta program. During the year ended December 31, 2025, the Company received $13,600 in new deposits and processed $1,000 in refunds, for a net increase of $12,600. These deposits are fully refundable upon request and may be applied as credits toward future flight services once the Company launches its commercial platform.

NOTE 10 – ACCOUNTS PAYABLE

As of December 31, 2025, accounts payable totaled $3,100 and consisted of $1,600 due to Hiraya Compass Business Consultancy for controllership and accounting services, and $1,500 due to Ryan Gourley for contract labor services. See Note 14 for related party transactions with Magic Hour Worldwide LLC, which had a zero balance at year-end.

NOTE 11 – CREDIT CARD PAYABLE

As of December 31, 2025, credit card payable totaled $3,950 and consisted of outstanding balances on the Company's Ramp corporate credit card used for operating expenses.

NOTE 12 – ADVANCES FROM STOCKHOLDERS

As of December 31, 2025, there were no outstanding advances from stockholders. During the year ended December 31, 2024, a stockholder had advanced $475 to the Company to cover certain startup expenses; those advances were fully repaid during the year ended December 31, 2025.

NOTE 13 – STOCKHOLDERS' EQUITY (DEFICIT)

Recapitalization and Stock Split

On October 20, 2025, the Company issued 2,000,000 additional shares of Class A common stock to its founder at par value ($0.00001 per share), bringing total Class A shares outstanding to 9,000,000.

On October 29, 2025, the Company effected a recapitalization and 3-for-1 forward stock split, converting all 9,000,000 outstanding shares of Class A common stock into 27,000,000 shares of Class B common stock at a par value of $0.00001 per share. The Class A common stock was retired. In accordance with ASC 260-10-55-12, all share and per-share data for all periods presented have been retroactively adjusted to reflect the stock split.

As of December 31, 2025, the Company is authorized to issue 100,000,000 shares of common stock pursuant to its amended and restated certificate of incorporation. The Company had 27,000,000 shares of Class B common stock issued and outstanding, all of which are held by its founder.

Common Stock Subscriptions

On December 12, 2025, the Company received $40,000 in total subscriptions for 57,744 shares of Class B common stock from two investors under its Regulation D, Rule 506(c) offering: Cleomav LLC (14,224 shares at $0.703037 per share, totaling $10,000) and Trent Skelly Peterson (43,520 shares at $0.689338 per share, totaling $30,000). The shares were subscribed but not yet issued as of December 31, 2025. The subscription proceeds have been recorded within common stock subscribed and additional paid-in capital.

Additional Paid-in Capital

During the year ended December 31, 2025, the Company issued additional SAFEs totaling $55,000 in gross proceeds (see below), bringing total SAFE funding to $67,000 since inception. The Company also received $40,000 in stock subscription proceeds. Total additional paid-in capital was $106,819 as of December 31, 2025.

NOTE 13 – STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

Simple Agreements for Future Equity (SAFEs)

The Company has issued SAFEs under a post-money valuation cap of $5,000,000 with a 20% discount to the price paid by new investors in a qualifying financing. The SAFEs do not contain maturity dates or stated interest. The following table summarizes SAFE activity:

Ford, Timmy (September 2024)	$	12,000
Moriarty, Timothy (May 2025)		15,000
Colligan, Phillip (May 2025)		40,000
Total SAFE Instruments	**$**	**67,000**

All SAFEs are classified in permanent equity within additional paid-in capital in accordance with ASC 480 and ASC 505.

Stock Incentive Plan

On October 20, 2025, the Board of Directors adopted the Soar Technologies — 2025 Stock Incentive Plan (the "Plan"), which was approved by stockholders on the same date. The Plan provides for the grant of Incentive Stock Options, Non-Qualified Stock Options, Restricted Stock Awards, Unrestricted Stock Awards, and Restricted Stock Units to employees, directors, advisors, consultants, and other key persons. The Plan initially reserved 1,000,000 shares of common stock for issuance, which was adjusted to 3,000,000 shares following the 3-for-1 stock split effected on October 29, 2025.

On October 29, 2025, the Company granted Non-Qualified Stock Options to purchase an aggregate of 705,000 shares of common stock to seven consultants and advisors under the Plan. The options have an exercise price of $0.000003 per share (reflecting the post-split adjusted par value) and expire on October 28, 2035 (10-year term). Six of the seven grants vest over four years with monthly vesting and a one-year cliff from the respective vesting commencement date. One grant (75,000 options to Wade Eyerly) was fully vested at the grant date.

The following table summarizes stock option activity for the year ended December 31, 2025:

Outstanding at January 1, 2025	-
Granted	705,000
Exercised	-
Forfeited or expired	-
Outstanding at December 31, 2025	**705,000**
Exercisable at December 31, 2025	**210,625**

The weighted-average remaining contractual term of options outstanding and exercisable at December 31, 2025 was 9.8 years. The aggregate intrinsic value of options outstanding and exercisable was not material as of December 31, 2025.

NOTE 13 – STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

Stock Incentive Plan (Continued)

The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

Expected volatility		78%
Risk-free interest rate		3.77%
Expected dividend yield		0%
Expected term (time-vesting grants)		7.0 years
Expected term (fully vested grants)		5.0 years
Grant-date fair value per option (time-vesting)	$	0.0000025
Grant-date fair value per option (fully vested)	$	0.0000022

Expected volatility was based on the historical volatility of a peer group of publicly traded companies. The risk-free interest rate was based on U.S. Treasury yields with maturities approximating the expected option term. The expected term for time-vesting options was estimated using the simplified method as the average of the vesting period and contractual term. The expected term for the fully vested grant was estimated as the midpoint of zero and the contractual term.

Total stock-based compensation expense recognized for the year ended December 31, 2025 was less than $1 and is included in general and administrative expenses on the statement of operations. The corresponding credit was recorded to additional paid-in capital. As of December 31, 2025, total unrecognized compensation cost related to unvested stock options was approximately $1, which is expected to be recognized over a weighted-average period of approximately 2.7 years.

NOTE 14 — RELATED PARTY TRANSACTIONS

Magic Hour Worldwide LLC ("Magic Hour") is a consulting company wholly owned by the Company's founder and sole common stockholder, Jerome "JB" Adkins. Magic Hour provides startup and organizational consulting, administration, marketing, paralegal, and related services to the Company under a written consulting agreement. All transactions are conducted at arm's length and at market rates.

Period from February 20, 2024 (Inception) to December 31, 2024

Total expenses with Magic Hour were $36,284. Expenses included advertising and promotion ($12,408), video scripting, editing, and equipment ($12,000), buying commission fees ($1,019), rent ($2,952), postage and communication ($1,765), independent contractors ($1,674), IT and technology ($759), software development ($2,985), and start-up and organizational costs ($723). The accounts payable balance due to Magic Hour at December 31, 2024 was $10,759.

Year Ended December 31, 2025

Total expenses with Magic Hour were $26,803, consisting of: sales and marketing expenses of $8,879 (primarily digital advertising and marketing automation); general and administrative expenses of $8,692 (including accounting and auditing coordination, software development, API services, internet, software subscriptions, hosting, legal coordination, mailbox, and telephone); and deferred offering costs of $9,233 (Regulation D consulting and offering-related services). The accounts payable balance due to Magic Hour at December 31, 2025 was zero, as all amounts had been paid in full.

NOTE 15 — COMMITMENTS AND CONTINGENCIES

As of December 31, 2025, the Company had no material commitments or contingencies requiring disclosure under U.S. GAAP.

NOTE 16 — LEASES

During the year ended December 31, 2025, the Company maintained a month-to-month hangar office arrangement on a cancellable basis. Consistent with ASC 842 and the Company's policy, the arrangement qualifies for the short-term lease exemption; therefore, no right-of-use asset or lease liability was recognized. Lease expense was $5,068 for the year ended December 31, 2025, compared to $4,661 for the period from inception to December 31, 2024. There were no material minimum lease commitments as of December 31, 2025.

NOTE 17 — INCOME TAXES

The Company is incorporated in the State of Delaware and is subject to U.S. federal and state income taxes. The Company has incurred net operating losses since inception and has not recorded any provision for income taxes for the year ended December 31, 2025.

Deferred tax assets, including those arising from net operating loss carryforwards, are recognized only to the extent that it is more likely than not that they will be realized. As of December 31, 2025, the Company has not recorded any deferred tax assets or liabilities because the realization of such assets is not considered more likely than not. Accordingly, a full valuation allowance has been established.

The Company has not taken any uncertain tax positions and does not expect any significant change in unrecognized tax benefits within the next 12 months. No federal or state income taxes have been paid or accrued during the year ended December 31, 2025. The Company paid $500 in Delaware franchise taxes and $105 in California state filing fees during 2025. The Company's tax years since inception remain open to examination by U.S. federal and state taxing authorities.

NOTE 18 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2026 through March 6, 2026, the date these financial statements were available to be issued.

The Company is in the process of preparing a Regulation Crowdfunding (Reg CF) offering under Section 4(a)(6) of the Securities Act. As of the date of these financial statements, a Form C has not yet been filed.

No other material subsequent events occurred that would require disclosure or adjustment to the financial statements.

END OF REPORT